                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


            X  Annual Report Pursuant to Section 15(d) of the
           --- Securities Exchange Act of 1934 (Fee Required)

                                   or

               Transition Report Pursuant to Section 15(d) of
           --- the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to          .
                                             ---------  ----------

               For the fiscal year ended December 31, 2002

                    Commission file number 001-10898


                    ---------------------------------


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                    AND
            THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

                          REQUIRED INFORMATION
                          --------------------

The St. Paul Companies, Inc. Savings Plus Plan (the "Savings Plus Plan") and the St. Paul Companies, Inc. Stock Ownership Plan (the "Stock Ownership Plan") are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Prior to March 28, 2002, the Savings Plus Plan contained a St. Paul Companies, Inc. common stock fund (the "Stock Fund") as an investment option under the Savings Plus Plan. Effective March 28, 2002, the Stock Fund was transferred to the Stock Ownership Plan. Thereafter, any investment in the Stock Fund through the Savings Plus Plan will involve the automatic transfer of the investment amount into the Stock Ownership Plan. For purposes of satisfying the requirements of Form 11-K, the Savings Plus Plan and Stock Ownership Plan have included for filing herewith the financial statements and schedule for each plan for the year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA because both plans held the Stock Fund for at least a portion of 2002.

Financial Statements and Schedule                            Page
---------------------------------                            ----
Savings Plus Plan:

Independent Auditors' Report for Savings Plus Plan .          3

Statements of Net Assets Available for Benefits
  under Savings Plus Plan . . . . . . . . . . . . . .         4

Statements of Changes in Net Assets Available for
  Benefits under Savings Plus Plan . . . . . . . . . .        5

Notes to Financial Statements for Savings Plus Plan . .       6-13

Schedule H, Line 4i-Schedule of Assets
  (Held at End of Year) for Savings Plus Plan . . . . .       14

Signature for Savings Plus Plan . . . . . . . . . . . .       15

Stock Ownership Plan:

Independent Auditors' Report for Stock Ownership Plan .       17

Statements of Net Assets Available for Benefits
  under Stock Ownership Plan . . . . . . . . . . . . . .      18-19

Statements of Changes in Net Assets Available for
  Benefits under Stock Ownership Plan . . . . . . . . . .     20-21

Notes to Financial Statements for Stock Ownership Plan . .    22-30

Schedule H, Line 4i-Schedule of Assets
  (Held at End of Year) for Stock Ownership Plan . . . . .    31

Schedule H, Line 4j-Schedule of Reportable Transactions
  for Stock Ownership Plan . . . . . . . . . . . . . . . .    32

Signature for Stock Ownership Plan . . . . . . . . . . . .    33

Exhibit Index. . . . . . . . . . . . . . . . . . . . . . .    34

                      INDEPENDENT AUDITORS' REPORT
                     ------------------------------

     The Plan Administrative Committee and Plan Participants
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The St. Paul Companies, Inc. Savings Plus Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            KPMG LLP
                                            --------
                                            KPMG LLP

     Minneapolis, Minnesota
     June 20, 2003

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

             Statements of Net Assets Available for Benefits

                       December 31, 2002 and 2001


                                            2002             2001
                                        ------------     ------------

Assets:
  Investments (See Note 5)               $496,589,083    $641,816,683


  Receivables:
    Accrued dividends                         -               461,402
    Other receivables                         -                29,965
                                         ------------    ------------
        Total receivables                     -               491,367
                                         ------------    ------------

        Total assets                      496,589,083     642,308,050
                                         ------------    ------------

Liabilities:
  Other payables                               43,168         836,057
                                         ------------    ------------
        Total liabilities                      43,168         836,057
                                         ------------    ------------


Net assets available for benefits        $496,545,915    $641,471,993
                                         ============    ============



See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

       Statements of Changes in Net Assets Available for Benefits

                 Years Ended December 31, 2002 and 2001


                                                  2002              2001
                                             --------------    -------------
 Additions:
  Additions to net assets attributed to:
    Investment income (loss):
      Net appreciation (depreciation) in
        fair value of investments:
          Mutual funds                         $(76,166,906)    $(58,058,904)
          Common stock                            2,765,035      (17,469,664)
                                             --------------    -------------
      Total net depreciation in
        fair value of investments               (73,401,871)     (75,528,568)
                                             --------------    -------------
      Interest                                    3,818,251        4,753,236
      Dividends                                   8,184,278       12,423,519
                                             --------------    -------------
                                                (61,399,342)     (58,351,813)
    Contributions:
      Participant pretax                         37,384,757       36,180,033
      Participant rollovers                       8,114,529        4,891,849
                                             --------------    -------------
                                                 45,499,286       41,071,849
                                             --------------    -------------
    Transfer from the St. Paul
     Companies, Inc. Stock Ownership Plan         2,693,647                -
                                             --------------    -------------

       Total reductions                         (13,206,409)     (17,279,931)
                                             --------------    -------------

 Deductions:
  Deductions from net assets attributed to:
    Retirement and termination distribution
      benefits and withdrawals:
      Paid to participants in cash               50,035,285       60,375,605
      Common stock distributed
         at market value                             60,497        2,069,208
       Other                                       (400,875)          36,517
       Administrative expenses                      207,643          106,109
       Transfer to the St. Paul Companies,
        Inc. Stock Ownership Plan                81,817,119                -
                                             --------------    -------------
       Total deductions                         131,719,669       62,587,439
                                             --------------    -------------
      Net decrease                             (144,926,078)     (79,867,370)

Net assets available for benefits:
   Beginning of year                            641,471,993      721,339,363
                                             --------------    -------------
   End of year                                 $496,545,915     $641,471,993
                                             ==============    =============

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                      Notes to Financial Statements

                       December 31, 2002 and 2001


Note 1   Description of the Plan
         -----------------------

         General Provisions
         ------------------

         The following brief description of the St. Paul Companies, Inc. Savings Plus Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan, which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company, St. Paul Reinsurance Management Corporation and Octagon Risk Services, Inc. currently participate in the Plan. Fidelity and Guaranty Life Insurance Company (F&G Life) and Management Science
         Associates, Inc. (MSA) each withdrew from the Plan effective September 28, 2001 and July 27, 2001, respectively, pursuant to the sales of F&G Life and MSA by the Company. The Company has appointed the Administrative Committee as the Plan Administrator and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds). Fidelity Management Trust Company is the trustee for the trust maintained in connection with the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment. Participants are 100% vested in their contributions and related earnings. Participants become vested in pre-1999 Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Participants are immediately vested in any post-1998 Company contributions. Nonvested Company contributions are forfeited by terminating participants. The forfeiture is transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce contributions to the Plan, as directed by the Company. At December 31, 2002 accumulated forfeitures totaled $329,124. Upon termination of the Plan or change in control of the Company (as defined), participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2002 and 2001


Note 1   Description of the Plan (continued)
         ----------------------------------

         Contributions
         -------------

         Each year, participants may elect to contribute to their account a percentage of their pretax annual compensation, as defined in the Plan. Effective in 2002, participant contributions are currently limited to 50% of employees' annual base salary with an annual maximum of $11,000. A participant who is at least 50 years old can make additional catch-up contributions to a limit of $1,000. Catch-up contributions are not subject to the company match.

         Effective March 29, 2002, if a Plan participant has chosen to invest a portion of their pretax contributions in the St. Paul Common Stock Fund, each portion of their future contributions is transferred from the Plan to the St. Paul Companies, Inc. Stock Ownership Plan (see Note 3).

         Participating companies make matching contributions of one dollar for every dollar of participant contributions up to 4% of their base salary. This matching contribution is made in the form of The St. Paul Companies, Inc. Preferred Stock and is invested in The St. Paul Companies, Inc. Stock Ownership Plan.

         Allocation
         ----------

         Participants may elect to have their contributions invested in the funds listed in the Plan's provisions as they choose and may also transfer their balances daily within these funds.

         Investment Income
         -----------------

         Investment income of each fund is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         Distribution of Benefits
         ------------------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from the Company Stock Fund may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and pretax contributions for financial hardship reasons, as defined by the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2002 and 2001


Note 1   Description of the Plan (continued)
         ----------------------------------

         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at the current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years (ten years if the loan is designated as a primary residence loan). Participants pay a $75.00 set-up fee for each loan through a reduction in their account balance.


         Fidelity BrokerageLink Fees
         ---------------------------

         The Fidelity BrokerageLink investment option, first available on July 1, 2001, allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities and mortgage-backed securities. The BrokerageLink account has an annual fee of $100, which is paid by the participant.

         Taxes
         -----

         Company match contributions invested in the Plan and participant pretax contributions invested in the Plan are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

         Administrative Expenses
         -----------------------

         The Administrative Expenses presented in the Statement of Changes in Net Assets Available for Benefits primarily consist of loan fees to participants, BrokerageLink account fees and F&G Life fees to administer their benefit-responsive investment contract.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2002 and 2001


Note 2   Significant Accounting Policies
         -------------------------------

         The accompanying Plan financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

         The preparation of these financial statements requires management to rely on estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

         The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are stated at market value, based on published market quotations.

         Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         Participant loans are carried at unpaid principal amounts and are included in investments in the Statements of Net Assets Available for Benefits.

         Money market fund and short-term investments are carried at cost plus accrued interest or amortized discount, which approximates market value. The benefit-responsive investment contract is valued at contract value (see Note 6).

         A portion of the administration expenses of the Plan is paid by the Company and are not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and Plan assets.

         Benefits are recorded when paid.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                         December 31, 2002 and 2001


Note 3   Plan Amendment
         --------------

         All shares of common stock of the Company held in the Common Stock Fund of the Plan, as well as the participant account balances under the Plan reflecting an interest in the Common Stock Fund, were transferred to the Company's Stock Ownership Plan effective at the close of business and the completion of all Plan transactions on March 28, 2002.

         All investment options (other than common or preferred stock of the Company) held in the Stock Ownership Plan to allow for diversification elections under the terms of the Stock Ownership Plan, as well as the participant account balances under the Stock Ownership Plan reflecting an interest in such investment options were transferred to the Plan effective at the close of business and the completion of all Plan transactions on March 28, 2002.


Note 4   Transfers from Other Plans
         --------------------------

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers that participants elect to have invested in the Plan within sixty days of receipt.



PAGE>
             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                Notes to Financial Statements, continued

                         December 31, 2002 and 2001



Note 5   Investments
         -----------

         The following presents the current market value for investment positions that represent 5 percent or more of the Plan's net assets available for benefits.
                                                     December 31,
                                           ----------------------------
                                               2002            2001
                                           ------------    ------------
The St. Paul Companies, Inc. common
 stock, 0 and 1,656,866 shares,
 respectively                              $     -          $72,852,398

Fidelity U.S. Bond Index Fund,
 7,982,091 and 7,701,853 shares,
 respectively                                89,718,706      83,180,007

Fidelity Puritan Fund, 4,077,684 and
 4,095,241 shares, respectively              64,386,637      72,362,900

Fidelity U.S. Equity Index Commingled
 Pool, 2,213,676 and 2,339,254 pool
 units, respectively                         58,153,279      78,949,821

Fidelity Blue Chip Growth Fund,
 3,043,169 and 3,201,785 shares,
 respectively                                97,198,816     137,484,654

Fidelity Retirement Money Market
 Portfolio, 26,930,753 and 26,598,558
 shares, respectively                        26,930,753               *

Fidelity Equity-Income Fund, 647,282
 and 634,249 shares, respectively            25,677,662      30,932,308

Fidelity Managed Income Portfolio II
 Class 1 Fund, 49,739,145 and 0 pool
 units, respectively                         49,739,145         -

F&G Life Stable Interest Fund,
 investment contract, 6% interest               -            37,329,175

Franklin Small-Mid Cap Growth Fund
 Class A, 1,037,148 and 1,040,174
 shares, respectively                                 *      32,422,232


 * Less than 5% of net assets available for benefits

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2002 and 2001


Note 6   Investment Contract
         -------------------

         The Plan had a benefit-responsive investment contract with F&G Life, represented by the investment in the F&G Life Stable Interest Fund, which was elimated as an investment option effective at the close of business on July 1, 2002. F&G Life maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract was included in the financial statements at contract value as reported to the Plan by F&G Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was 5.25 percent for 2002 and 6.00 percent for 2001, respectively. The crediting interest rate was reset annually based on projections of the investment returns for the forthcoming year, but may not be less than 4 percent.


Note 7   Party-in-Interest Transactions
         ------------------------------

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Fidelity Management Trust Company (Fidelity) is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Fidelity. The Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.


Note 8   Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company (as defined), participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2002 and 2001


Note 9   Tax Status
         ----------

         The Internal Revenue Service has determined and informed the Company by a letter dated October 13, 1994, that the Plan is designed in accordance with applicable Section 401 (a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan as amended and currently being operated is in compliance with the applicable requirements of
         Section 401(a) of the Internal Revenue Code.


Note 10  Subsequent Events
         -----------------

         Effective January 1, 2003, the Company increased matching contributions of one dollar for every dollar of participant salary conversion contributions up to 6% of their base salary. This matching contribution is made in the form of The St. Paul Companies, Inc. Preferred Stock and is invested in the St. Paul Companies, Inc. Stock Ownership Plan and is subject to a three-year cliff vesting provision.

         Beginning in 2003, a participant who has an Employee Stock Ownership Plan (ESOP) account in the St. Paul Companies, Inc. Stock Ownership Plan has the ability to move money out of the ESOP account into other investment options in the Plan. ESOP diversification will be phased in during 2003 according to the following schedule:

         February 1, 2003   Up to 25% of ESOP shares can be diversified
         April 1, 2003      Up to 50% of original ESOP shares can be diversified
         June 1, 2003       Up to 75% of original ESOP shares can be diversified
         August 1, 2003     Full ESOP Balance can be diversified

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                    Schedule 1
      Schedule H, line 4i-Schedule of Assets (Held at End of Year)
                            December 31, 2002

                                Description of                        Current
    Identity of Issue             Investment           Cost           Value**
--------------------------    -------------------    ----------   -----------

*Fidelity U.S. Bond Index     7,982,091 mutual
  Fund                          fund shares         $ 86,037,038  $ 89,718,706

*Fidelity Puritan Fund        4,077,684 mutual
                                fund shares           77,433,420    64,386,637

*Fidelity U.S. Equity
  Index Commingled Pool       2,213,676 pool units    68,218,564    58,153,279

*Fidelity Blue Chip Growth    3,043,169 mutual
  Fund                          fund shares          140,108,049    97,198,816

*Fidelity Diversified         1,310,447 mutual
  International Fund            fund shares           26,205,680    22,487,266

*Fidelity Retirement Money    26,930,753 mutual
  Market Portfolio              fund shares           26,930,753    26,930,753

*Fidelity Equity-Income       647,282 mutual fund
  Fund                          shares                33,357,754    25,677,662

*Fidelity Managed Income
  Portfolio II Class 1 Fund   49,739,145 pool units   49,739,145    49,739,145

 Franklin Small-Mid Cap       1,037,148 mutual
  Growth Fund-Class A           fund shares           35,756,263    22,765,390

 Neuberger Berman Genesis     1,080,744 mutual
  Fund                          fund shares           20,262,665    21,247,423

 Nuveen Balanced Stock and    26,409 mutual fund
  Bond Fund (Class R)           shares                   572,423       558,821

 Nuveen Large-Cap Value       17,817 mutual fund
  Fund (Class R)                shares                   356,269       317,668

 Nuveen Rittenhouse Growth    15,540 mutual fund
  Fund (Class R)                shares                   282,921       263,248

*Fidelity BrokerageLink                                3,970,986     3,675,498

*Participant loans            5.25% to 12.00%,
                                maximum 5 years                -    13,425,603

 Short-term investments:
  *St. Paul Short-Term        1.368%, due on
   Pool                         demand                    43,168        43,168
                                                     -----------   -----------
   Total investments                                $569,275,098  $496,589,083
                                                     ===========   ===========

*Party-in-interest

**For ERISA reporting purposes current value is equal to market value, except for participant loans, which is equal to unpaid principal.

   See accompanying independent auditors' report.

                                SIGNATURE
                               ----------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 30, 2003          THE ST. PAUL COMPANIES, INC.
                            SAVINGS PLUS PLAN
                            (The Plan)



                                       By John P. Clifford Jr.
                                          --------------------
                                          John P. Clifford Jr.
                                      Senior Vice President,
                                       Human Resources
                                      Member of the Administrative
                                      Committee for The St. Paul
                                      Companies, Inc. Savings Plus
                                      Plan

                      REQUIRED INFORMATION
                      --------------------


The St. Paul Companies, Inc. Stock Ownership Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

                  Independent Auditors' Report
                  ----------------------------

The Plan Administrative Committee and Plan Participants
The St. Paul Companies, Inc. Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The St. Paul Companies, Inc. Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    KPMG LLP
                                                    --------
                                                    KPMG LLP
Minneapolis, Minnesota
June 20, 2003

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                  Statement of Net Assets Available for Benefits
                                 December 31, 2002


                                 Allocated
                      -------------------------------
Assets:                 Non-Participant   Participant
                               Directed      Directed   Unallocated        Total
                        ---------------   -----------   ----------- ------------
Investments:
-----------
Preferred stock of The
 St. Paul Companies, Inc.* $154,061,804    $        -   $47,288,353 $201,350,157
Common stock of The
 St. Paul Companies, Inc.*  161,439,222    60,341,605             -  221,780,827
Cash and short-term
 investments                  1,910,368       450,544     2,174,782    4,535,694
                            -----------    ----------    ----------  -----------
   Total investments        317,411,394    60,792,149    49,463,135  427,666,678

Receivables:
-----------
Participating companies'
 contributions                        -             -     5,337,124    5,337,124
Accrued dividends and
 interest                     1,380,539       515,286         2,490    1,898,315
Other receivable                400,037             -             -      400,037
                            -----------    ----------    ----------  -----------
   Total receivables          1,780,576       515,286     5,339,614    7,635,476
                            -----------    ----------    ----------  -----------
   Total assets             319,191,970    61,307,435    54,802,749  435,302,154
                            -----------    ----------    ----------  -----------

Liabilities:
-----------
Long-term debt                        -             -    40,469,582   40,469,582
Accrued expenses                 69,365             -     1,585,058    1,654,423
Other payable                    48,287       366,213             -      414,500
                            -----------    ----------    ----------  -----------
   Total liabilities            117,652       366,213    42,054,640   42,538,505
                            -----------    ----------    ----------  -----------
Net assets available for
   benefits                $319,074,318   $60,941,222   $12,748,109 $392,763,649
                            ===========    ==========    ==========  ===========


* Investment represents 5 percent or more of the Plan's net assets available for benefits.



  See accompanying notes to financial statements.

                   THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                    Statement of Net Assets Available for Benefits
                                   December 31, 2001


                                 Allocated
                      -------------------------------
Assets:                 Non-Participant   Participant
                               Directed      Directed   Unallocated        Total
                        ---------------   -----------   ----------- ------------
Investments:
-----------
Preferred stock of The
 St. Paul Companies, Inc.* $183,819,225    $        -   $90,141,761 $273,960,986
Common stock of The
 St. Paul Companies, Inc.*  226,209,821             -             -  226,209,821
Mutual funds                          -     1,741,624             -    1,741,624
Commingled pool                       -       229,295                    229,295
Cash and short-term
 investments                  2,675,346             -     2,302,718    4,978,064
                            -----------    ----------    ----------  -----------
   Total investments        412,704,392     1,970,919    92,444,479  507,119,790

Receivables:
-----------
Participating companies'
 contributions                        -             -     3,046,047    3,046,047
Accrued dividends and
 interest                     1,445,335             -         4,135    1,449,470
                            -----------     ---------    ----------  -----------
   Total receivables          1,445,335             -     3,050,182    4,495,517
                            -----------    ----------    ----------  -----------
   Total assets             414,149,727     1,970,919    95,494,661  511,615,307
                            -----------    ----------    ----------  -----------

Liabilities:
-----------
Long-term debt                        -             -    53,568,392   53,568,392
Accrued expenses                113,300             -     2,098,095    2,211,395
                            -----------    ----------    ----------  -----------
   Total liabilities            113,300             -    55,666,487   55,779,787
                            -----------    ----------    ----------  -----------
Net assets available for
   benefits                $414,036,427   $ 1,970,919   $39,828,174 $455,835,520
                            ===========    ==========    ==========  ===========


* Investment represents 5 percent or more of the Plan's net assets available for benefits.


  See accompanying notes to financial statements.

               THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

          Statement of Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 2002



                                   Allocated
                        ----------------------------
                        Non-Participant  Participant
                               Directed    Directed   Unallocated        Total
                        ---------------  -----------  -----------  ------------

Additions (reductions):
---------------------
 Investment income (loss):
  Dividends               $  11,794,868  $ 2,016,588  $ 2,707,940   $16,519,396
  Interest                       46,084       15,894       25,313        87,291
  Net depreciation in
   in market value
    of investments          (88,630,403) (18,757,739) (19,575,570) (126,963,712)
                           ------------   ----------    ----------   -----------
   Net investment
    loss                    (76,789,451) (16,725,257) (16,842,317) (110,357,025)
  Participating companies'
   contributions                      -            -   11,190,849    11,190,849
  Other income                    2,276            -            -         2,276
  Transfer from St. Paul
   Companies, Inc.
   Savings Plus Plan                  -   81,817,119            -    81,817,119
                            -----------   ----------   ----------   -----------
    Total additions
     (reductions)           (76,787,175)  65,091,862   (5,651,468)  (17,346,781)
                            -----------   ----------   ----------   -----------
Deductions:
----------
 Interest expense                     -            -    4,283,118     4,283,118
 Administrative expenses        205,655            -            -       205,655
 Other expense                        -        6,977            -         6,977
 Paid to participants
  in cash                    24,697,001    2,808,812            -    27,505,813
 Common stock distributed
  at market value             9,636,369    1,393,511            -    11,029,880
 Transfer to St. Paul
  Companies, Inc.
  Savings Plus Plan             781,388    1,912,259            -     2,693,647
                            -----------   ----------   ----------   -----------
     Total deductions        35,320,413    6,121,559    4,283,118    45,725,090
                            -----------   ----------   ----------   -----------
 Net increase (decrease)
  prior to interfund
  transfers                (112,107,588)  58,970,303   (9,934,586)  (63,071,871)

Interfund transfers:
-------------------
 Allocation of 82,383 shares
  of preferred stock,
   at market                 23,277,838            -  (23,277,838)            -
 Transfer of dividend income
  for debt service           (6,132,360)           -    6,132,360             -
                            -----------   ----------   ----------   -----------
  Net increase (decrease)   (94,962,110)  58,970,303  (27,080,064)  (63,071,871)

Net assets available for
 benefits:
   Beginning of year        414,036,428    1,970,919   39,828,173   455,835,520
                            -----------    ----------  ----------   -----------
   End of year             $319,074,318  $60,941,222  $12,748,109  $392,763,649
                            ===========   ==========   ==========   ===========




  See accompanying notes to financial statements.

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                           Year Ended December 31, 2001



                                   Allocated
                        ----------------------------
                        Non-Participant  Participant
                               Directed     Directed  Unallocated         Total
                        ---------------  -----------  -----------  ------------

Additions (Reductions):
---------------------
 Investment income (loss):
  Dividends                $ 11,676,847   $   26,369  $ 3,533,994   $15,237,210
  Interest                      125,355       19,947       60,894       206,196
  Net depreciation
   in market value
   of investments           (97,695,943)    (127,665) (24,801,002) (122,624,610)
                            -----------    ---------   ----------   -----------
   Net investment
    income (loss)           (85,893,741)     (81,349) (21,206,114) (107,181,204)
  Participating companies'
   contributions                      -            -    4,681,955     4,681,955
  Other income                      364       41,660            -        42,024
                            -----------    ---------   ----------   -----------
   Total reductions         (85,893,377)     (39,689) (16,524,159) (102,457,225)
                            -----------    ---------   ----------   -----------
Deductions:
----------
 Interest expense                     -            -    5,331,880     5,331,880
 Administrative expenses        261,709            -            -       261,709
 Paid to participants
  in cash                    27,777,442      265,630            -    28,043,072
 Common stock distributed
  at market value             8,894,213            -            -     8,894,213
                            -----------    ---------   ----------   -----------
   Total deductions          36,933,364      265,630    5,331,880    42,530,874
                            -----------    ---------   ----------   -----------
 Net increase (decrease)
  prior to interfund
  transfers                (122,826,741)    (305,319) (21,856,039) (144,988,099)

Interfund transfers:
-------------------
 Diversification and other     (976,077)     976,077            -             -
 Allocation of 55,578 shares
  of preferred stock,
  at market                  20,538,086            -  (20,538,086)            -
 Transfer of dividend income
  for debt service           (5,754,458)           -    5,754,458             -
                            ------------   ---------   ----------   -----------
 Net increase (decrease)   (109,019,190)     670,758  (36,639,667) (144,988,099)

 Net assets available for
  benefits:
     Beginning of year      523,055,618    1,300,161   76,467,840   600,823,619
                            -----------    ---------   ----------   -----------
     End of year           $414,036,428   $1,970,919  $39,828,173  $455,835,520
                            ===========    =========   ==========   ===========



   See accompanying notes to financial statements.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 1   Description of the Plan
         -----------------------

         General Provisions
         ------------------

         The following brief description of the St. Paul Companies, Inc. Stock Ownership Plan (the Plan) is provided for general information purposes. Plan participants should refer to the Plan document for more complete information.

         Effective January 1, 1998, The St. Paul Companies, Inc. Savings Plus Preferred Stock Plan (PSOP) and The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP) were merged into one plan, thereby creating the Plan. The Plan is a defined contribution plan under which guaranteed matching contributions are made, with respect to employees' pretax 401(k) contributions to The St. Paul Companies, Inc. Savings Plus Plan (Savings Plus Plan). In addition, the Plan provides a discretionary annual allocation to qualified U.S. employees based on the financial performance of The St. Paul Companies, Inc. (Company). The Company and certain of its subsidiaries, St. Paul Fire and Marine Insurance Company, St. Paul Reinsurance Management Corporation, and Octagon Risk Services, Inc. currently participate in the Plan. Fidelity and Guaranty Life Insurance Company (F&G Life) and Management Science Associates, Inc. (MSA) each withdrew from the Plan effective September 28, 2001 and July 27, 2001, respectively, pursuant to the sales of F&G Life and MSA by the Company.

         U.S. Bank National Association is the Trustee for the ESOP Common Stock Fund portion of The St. Paul Companies, Inc. Stock Ownership Trust (Trust). Fidelity Management Trust Company (FMTC) is the Trustee for the remaining portion of the Trust. The Company has appointed an Administrative Committee which acts as Plan Administrator.

         The plan was amended in 2002 as follows:

         All shares of common stock of the Company currently held in the Common Stock Fund of the Savings Plus Plan, as well as the participant account balances under the Savings Plus Plan reflecting an interest in the Common Stock Fund, were transferred to the Plan effective at the close of business and the completion of all Plan transactions on March 28, 2002.

         All investment options (other than common or preferred stock of the Company) currently held in the Plan to allow for diversification elections under the terms of the Plan, as well as the participant account balances under the Plan reflecting an interest in such investment options were transferred to the Company's Savings Plus Plan effective at the close of business and the completion of all Plan transactions on March 28, 2002.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 1   Description of the Plan (continued)
         ----------------------------------

         Participation, Vesting and Allocations
         --------------------------------------

         Employees of the Company and participating subsidiaries, who participated in the ESOP or PSOP on December 31, 1997 became Plan participants on January 1, 1998. Employees of the Company and participating subsidiaries, who were not participants in the ESOP or PSOP on December 31, 1997 become participants as of the later of January 1, 1998 or their employment date.

         Participants are fully vested in their pre-1999 matching, performance-based and ESOP allocations after six years of service. Participants become 20% vested in these allocations of Company stock after two years of service, increasing an additional 20% for each additional year of service. Participants also become vested in full upon retirement, permanent and total disability, death, or upon termination of the Plan or a change in control of the Company, as defined by the Plan. Participants are immediately vested in their post-1998 matching allocations.

         The Plan allocates shares of the Company's Series B Convertible Preferred Stock (preferred stock) to those employees participating in the Savings Plus Plan. Shares of the Company's preferred stock are allocated to eligible participants semi-annually based on their Savings Plus Plan contributions through June 30 and December 31. This matching allocation is equivalent to 100% of employees' contributions up to a maximum of 4% of their salary.
         Except for cases of retirement, permanent and total disability, or death, this matching allocation is made only to participants actively employed on the last working day of June or December, respectively.

         Depending upon the Company's financial performance for the year, shares of the Company's preferred stock are also allocated to participants based on their compensation. Except for cases of retirement, permanent and total disability, or death, this performance-based allocation is made only to participants actively employed on the last working day of the calendar year. The Company did not make a performance-based contribution for the years ended December 31, 2002 and 2001.

         Over a period of ten years, shares of the Company's common stock were allocated, from the former ESOP, to participants based on compensation. The final ESOP allocation was made as of December 31, 1997. Except for cases of death, retirement or permanent and total disability, the allocation was made only to participants actively employed on the last working day of the calendar year.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                       December 31, 2002 and 2001


Note 1   Description of the Plan (continued)
         ----------------------------------

         Long Term Debt
         --------------

         Prior to the merger that created the Plan, the PSOP had obtained long-term financing from St. Paul Fire and Marine Insurance Company to purchase Company preferred stock for future allocation to PSOP participants. This loan principal and interest continues to repaid by the Plan using participating Company contributions and dividends received on allocated and unallocated shares of Company preferred stock held by the Trust. See Note 7 for more information.

         Distribution of Benefits
         ------------------------

         Distribution of vested benefits from the Trust is made upon a participant's retirement, permanent and total disability, death or employment termination. Distribution of vested benefits from the Preferred Stock or ESOP Common Stock Funds, at the participant's election, will be either in the form of cash, or full shares of Company common stock and cash in lieu of any fractional shares of such stock.

         ESOP Common Stock Fund dividends are distributed to participants as soon as practicable following the dividend pay date.

         Diversification
         ---------------

         Participants do not have investment discretion regarding the Preferred Stock Fund and ESOP Common Stock Fund portions of their account balances. Participants who have attained age 55 may elect to diversify a portion of their Preferred Stock and ESOP Common Stock Fund balances, once a year for six years, up to a maximum amount. Between January 1, 2002 and March 31, 2002, diversifications were made in the form of a distribution or a transfer to the mutual funds and commingled pool investment options available under the plan. As of April 1, 2002, diversifications are made through transfers out of the Plan for investment in The St. Paul Companies, Inc. Savings Plus Plan.

         Forfeitures
         -----------

         Under the Plan, forfeitures are used in the following priority:

         - to restore benefits to participants returning to the Plan;
         - to make any necessary corrective allocations or distributions to participants;
         - to pay administrative expenses, and;
         - any remaining forfeitures are reallocated to participants as described in the Plan.

         Under those terms the Company plans to utilize a portion of these forfeitures to reduce future employer contributions. Forfeited non-vested accounts totaled $3.2 million and $4.7 million at Dec. 31, 2002 and 2001, respectively. Forfeitures used to reduce employer contributions totaled zero in 2002 and $2.5 million in 2001, respectively.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 1   Describtion of the Plan (continued)
         ----------------------------------

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan Administrative Committee would consider directing the Trustee to distribute participant account balances. Upon termination of the Plan participant account balances would vest in full.

         Tax Status
         ----------

         The Internal Revenue Service has determined and informed the Company by letter dated May 13, 2003, that the Plan as designed is in accordance with applicable Section 401-1(b)(3) and the Trust is qualified under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended as of March 2002 (see above) the Plan administrator and the Plan's tax counsel believe that the Plan as amended and currently being operated is in compliance with the applicable requirements of Section 401 of the Internal Revenue Code.


Note 2   Significant Accounting Policies
         -------------------------------

         The accompanying Plan financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

         The preparation of these financial statements requires management to rely on estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

         The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

         The investment in preferred and common stock of the Company and in shares or units of mutual funds and the commingled pool are carried at market value as discussed in Note 8.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 2   Significant Accounting Policies (continued)
         ------------------------------------------

         Realized gains or losses on the sales of investments and the change in unrealized appreciation or depreciation in the market value of investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

         Money market portfolios and short-term investments are carried at cost plus accrued interest or amortized discount, which approximates market value.

         A portion of administrative expenses of the Plan are paid by the participating companies and are not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures. Benefits are recorded when paid.


Note 3   Investment in Preferred Stock of the Company
         --------------------------------------------

         Information regarding the Plan's investment in preferred stock of the Company follows:

                             Allocated      Unallocated           Total
                            ----------      -----------        --------
      December 31, 2002
      -----------------

      Number of shares         559,391          171,701         731,092

      Cost                 $80,720,084      $24,776,549    $105,496,633

      Market value        $154,061,804      $47,288,353    $201,350,157

      Market value per share                                    $275.41


      December 31, 2001
      -----------------

      Number of shares         518,136          254,085         772,221

      Cost                 $74,767,072      $36,664,476    $111,431,548

      Market value        $183,819,225      $90,141,761    $273,960,986

      Market value per share                                    $354.77


      Each share of the Company's preferred stock has a guaranteed minimum value of $144.30, a dividend rate of $11.724 annually and is convertible into eight shares of the Company's common stock.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 4   Investment in Common Stock of the Company
         -----------------------------------------

         Information regarding the Plan's investment in common stock of the Company follows. All shares are considered allocated.

                                                           Total
      December 31, 2002                             ------------
      -----------------

      Number of shares                                 6,513,387

      Cost                                          $109,415,823

      Market value                                  $221,780,827

      Percent of total Company shares outstanding           2.9%

      Market value per share                              $34.05


      December 31, 2001
      -----------------

      Number of shares                                 5,144,640

      Cost                                           $62,650,930

      Market value                                  $226,209,821

      Percent of total Company shares outstanding           2.5%

      Market value per share                              $43.97



Note 5  Net Appreciation (Depreciation) in Market Value of Investments
        --------------------------------------------------------------

        Plan investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

                                   December 31, 2002   December 31, 2001
                                   -----------------   -----------------

        Preferred Stocks              $  (59,843,734)     $  (66,462,826)

        Common Stocks                    (67,134,258)        (56,034,119)

        Mutual Funds                          13,216            (104,025)

        Commingled Pool                        1,064             (23,640)
                                        ------------        ------------
       Net Appreciation
         (Depreciation)               $ (126,963,712)     $ (122,624,610)
                                        ============        ============

             THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                       Notes to Financial Statements

                        December 31, 2002 and 2001


Note 6   Party-in-Interest Transactions
         ------------------------------

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applied. U.S. Bank National Association (U.S. Bank) and Fidelity Management Trust Company (FMTC), are parties-in-interest as defined by ERISA as a result of being trustees of the Plan. U.S. Bank and FMTC are investing plan assets in their respective short-term investment fund. Certain Plan investments are in shares of mutual funds or a commingled pool managed by Fidelity Investments. The Plan also engages in transactions involving the acquisition or disposition of units of participation in preferred and common stock of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

Note 7   Long Term Debt
         --------------

         To finance the preferred stock purchase for future allocation to qualified employees, the Trust (formerly the PSOP) borrowed $150 million from St. Paul Fire and Marine Insurance Company, at an interest rate of 9.4%. This long-term debt matures on January 31, 2005, and requires semiannual interest payments. Payments of principal will be made in order to provide the targeted benefits of the Plan. Any remaining unpaid balance is due on maturity date. Each participating company's cash contribution to the Trust is based on its percentage of the total Company match and performance-based allocation. When these loan payments are made, a pro rata amount of preferred stock is allocated from unallocated shares to Participants' Plan accounts. These allocations are characterized as either matching contributions, performance-based contributions or as dividends on participants' allocated preferred shares. Repayment of this loan is guaranteed by the Company. The outstanding balance of this debt was $40,469,582 and $53,568,392, as of December 31, 2002 and 2001,
         respectively.

         Future maturities of long-term debt are as follows:

          Year ending December 31
          -----------------------
                    2003                     $ 7,747,167
                    2004                           -
                    2005                      32,722,415
                                              ----------
                                             $40,469,582
                                              ==========

PAGE>


           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 8   Disclosures About Fair Value of Financial Instruments
         -----------------------------------------------------

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

         Cash, Short-term Investments and the Fidelity Retirement
         Money Market Portfolio are carried at cost plus accrued interest or amortized discount, which approximates the fair value.

         Preferred stock is based on valuations performed by an independent appraiser.

         Common stock of The Company and investments in mutual funds are based on published market prices.

         The fair value of the investment in the commingled pool is based on valuations performed by FMTC, who manages the pool.

         The fair values of the Plan's long-term debt is based primarily on the fair value of debt securities in the market that have terms similar to the Plan's debt.

         The carrying amounts and estimated fair values of the Plan's financial instruments at December 31 are as follows:


                                     2002                       2001
                         ------------------------    -----------------------
                            Carrying         Fair      Carrying         Fair
                              Amount        Value        Amount        Value
                           ---------      -------     ---------       ------
 Cash, short-term
  investments & Fid. Ret.
  Money Mrkt Portfolio  $  4,535,694 $  4,535,694  $  5,158,870 $  5,158,870
 Preferred stock of
  The St. Paul
  Companies, Inc.        201,350,157  201,350,157   273,960,986  273,960,986
 Common stock of
  The St. Paul
   Companies, Inc.       221,780,827  221,780,827   226,209,821  226,209,821
 Mutual Funds                      -            -     1,560,818    1,560,818
 Commingled Pool                   -            -       229,295      229,295
                         -----------  -----------   -----------  -----------
 Total Investments      $427,666,678 $427,666,678  $507,119,790 $507,119,790
                         ===========  ===========   ===========  ===========

 Long-term debt         $ 40,469,582 $ 45,466,361  $ 53,568,392 $ 59,953,744
                         ===========  ===========   ===========  ===========

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2002 and 2001


Note 9   Subsequent Event
         ----------------

         Effective January 1, 2003, the Company increased matching contributions of one dollar for every dollar of participant salary conversion contributions up to 6% percent of their base salary. This matching contribution is made in the form of The St. Paul Companies, Inc. Preferred Stock and is invested in the Plan and is subject to a 3 year cliff vesting provision. The discretionary annual allocation to employees based on the financial performance of The St. Paul Companies, Inc. has been eliminated.

         Beginning in 2003, a participant who has an ESOP account in the Plan has the ability to move money out of the ESOP account into other investment options in the Plan. ESOP diversification will be phased in during 2003 according to the following schedule:

         February 1, 2003 Up to 25% of ESOP shares can be diversified
         April 1, 2003    Up to 50% of original ESOP shares can be diversified
         June 1, 2003     Up to 75% of original ESOP shares can be diversified
         August 1, 2003   Full ESOP balance can be diversified

                                                                 SCHEDULE 1

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                 December 31, 2002


Identity of Issue    Description of Investment          Cost  Current Value
-----------------    -------------------------    ----------  -------------
*The St. Paul        Series B Convertible
 Companies, Inc.      Preferred Stock, no par
                      value, 731,092 shares    $ 105,496,633  $ 201,350,157

*The St. Paul        Common stock, no par
 Companies, Inc.      value, 6,513,387 shares    109,415,823    221,780,827

*U.S. Bank N.A.,
  First American
  Prime Obligation,
  Class Y
  Institutional Fund Mutual fund                   4,535,694      4,535,694
                                                 -----------    -----------
          Total Investments                    $ 219,448,149  $ 427,666,678
                                                 ===========    ===========




     * Party-in-interest

     See accompanying independent auditors' report.

                                                                 SCHEDULE 2

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2002


   (a)                   (b)             (c)          (d)            (f)
                                                                   Expenses
                      Description                                  Incurred
Identity of                    of     Purchase      Selling            with
 Issuer                Investment        Price        Price     Transaction
--------------         ----------     --------      -------     -----------
* The St. Paul
   Companies,              Common  $12,962,001  $         -       $       -
   Inc.                     Stock            -   29,188,402          17,877


* U.S. Bank,
   N.A.                     First
                   American Prime
                       Obligation
                          Class Y
                    Institutional   12,716,577            -               -
                             Fund            -   13,017,987               -

* Fidelity          Institutional
   Management                Cash
   Trust Company     Portfolio MM
                     Fund Class I   23,236,115            -               -
                           Shares            -   23,827,619               -




                                       (g)            (h)             (i)
                                                    Current
                                                      Value
                      Description                        on
Identity of                    of              Distribution
 Issuer                Investment         Cost         Date        Net Gain
--------------         ----------     --------      -------     -----------
* The St. Paul
   Companies,              Common  $12,962,001  $12,962,001     $         -
   Inc.                     Stock   17,845,756   29,188,402      11,342,646


* U.S. Bank,
   N.A.                     First
                   American Prime
                       Obligation
                          Class Y
                    Institutional   12,716,577   12,716,577               -
                             Fund   13,017,987   13,017,987               -

* Fidelity          Institutional
   Management                Cash
   Trust Company     Portfolio MM
                     Fund Class I   23,236,115   23,236,115               -
                           Shares   23,827,619   23,827,619               -




       * Party-in-interest


     See accompanying independent auditors' report.

                               SIGNATURE
                               ---------

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


      June 30, 2003             THE ST. PAUL COMPANIES, INC.
                                   SAVINGS PLUS PLAN
                                     (The Plan)




                                   By John P. Clifford Jr.
                                      --------------------
                                      John P. Clifford Jr.
                                      Senior Vice President, Human Resources
                                       Member of the Administrative
                                        Committee for The St. Paul
                                        Companies, Inc. Stock
                                        Ownership Plan

                          Exhibit Index
                          -------------



Exhibit Number            Description
--------------            ----------------------------------------

    23.1                  Consent of KPMG LLP, Independent Auditors

    99.1                  Certification of John P. Clifford Jr.,
                          Senior Vice President, Human Resources, of
                          The St. Paul Companies, Inc., pursuant to
                          18 U.S.C. Section 1350